Exhibit 99.1

GENFIT January 13, 2021 Extraordinary Shareholders Meeting: Wide support for the resolutions submitted to the shareholders’ vote but quorum not met on first convening

•	Partial buyback and amendment of the bond terms approved by approx. 98% of voting shareholders at this time
•	Insufficient quorum of 20.63% on first convening, but greater than the 20% quorum required on second convening
•	Extraordinary Shareholders Meeting will be reconvened on January 25, 2021 with the same agenda
•	Votes cast on the first convening remain valid for the second convening
•	Shareholder engagement remains important to ensure the success of this transaction, which aims to decrease the bond debt by nearly half and extend its maturity by 3 years.

Lille, France; Cambridge, MA; January 12, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced that the January 13, 2021 Shareholders Meeting cannot be held due to failure to obtain the required quorum to validly deliberate. A new Extraordinary Shareholders Meeting to vote on the same agenda will be convened on January 25, 2021 at 2:30 pm Paris time. The agenda and resolutions remain unchanged. The quorum on first convening amounted to 20.63% and based on the votes and proxies received as of today, the resolutions would have been approved by approx. 98%, which remains subject to the final voting results. As a reminder, on second convening the required quorum to validly deliberate at the Extraordinary Shareholders Meeting is 20%.

Pascal Prigent, CEO of GENFIT commented: “We thank all the shareholders who have already voted, and especially the strong engagement of our retail investors. At this stage and based on these votes and proxies, which remain subject to the official voting results of the meeting on second convening, all of the resolutions proposed by the Board of Directors have received broad support of approximately 98%. This strong support indicates our shareholders have understood the importance of the partial buyback and amendment of the terms of the bond debt: extending the maturity to 2025 gives us the opportunity to monetize the potential positive results of ELATIVE™, our phase 3 trial in PBC, and reducing the debt by nearly half – approximately €85 million – by spending less than €50 million, is a financially sound transaction.”

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

Shareholders can still vote by post and send their proxy forms until January 21, 2021 at midnight (00:00), Paris time and vote electronically via the Votaccess platform starting on January 14, 2021 until January 24, 2021 at 3 p.m., Paris time.

In accordance with the provisions of Article 4 of Ordinance No. 2020-321 of March 25, 2020, which application period has been extended and terms have been modified by the Ordinance no. 2020- 1497 of December 2, 2020 and in accordance with decree no. 2020-1614 of December 18, 2020 extending and modifying decree no. 2020-418 of April 10, 2020, the Extraordinary Shareholders Meeting to be held upon second convening will be held virtually, at the Company’s headquarters at Parc Eurasanté, 885 avenue Eugène Avinée, Loos, 59120 France, meaning without the physical presence of shareholders and others who are usually entitled to attend.

The convening notice, including the agenda and participation and voting instructions for the Extraordinary Shareholders Meeting on second convening will be published tomorrow, January 13, 2021, in the French Legal Announcements Bulletin (Bulletin des Annonces Légales Obligatoires).

In accordance with articles R.225-77 and R.225-79 of the French Commercial Code, proxy forms sent to the Company, electronic votes and voting powers given to the Extraordinary Shareholders Meeting on first convening remain valid for the Extraordinary Shareholders Meeting called to vote on the same agenda on second convening on January 25, 2021, as long as the shares voted remain in the respective shareholders’ accounts.

Shareholders that have not cast their votes are invited to consult the convening notice to be published on January 13, 2021 in the French Legal Announcements Bulletin (Bulletin des Annonces Légales Obligatoires) and to visit our dedicated website for more information on how to participate in the Extraordinary Shareholders Meeting on second convening on January 25, 2021: https://genfit.shareholder-services.com/index.html.

Extraordinary Shareholders Meeting broadcast details

Although quorum was not met on first convening, the Board of Directors and Management would like to provide a summary business development update and explanation of the rationale and objectives of this transaction submitted to the shareholders vote. As a result, the Company will audio broadcast the Extraordinary General Meeting live on the Company’s website (https://ir.genfit.com). A replay will be available at the Investors section of our website (https://ir.genfit.com) under the “Events” section and on the “Shareholders Meeting” page under “Financials”, as soon as possible at the end of the Extraordinary Shareholders Meeting on first convening and at the latest before the end of the fifth business day after the Extraordinary Shareholders Meeting.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

The French live broadcast will be accessible by calling +212 999 6659 (toll-free U.S.), +33 (0) 1 7037 7166 (France) or +44 (0) 33 0551 0200 (UK) five minutes prior to the start time (Password: Genfit).

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding meeting the quorum requirements for second convening of the Extraordinary Shareholders Meeting, the results of the voting at the Extraordinary Shareholders Meeting and the Bondholders Meeting, as well as the potential to monetize the PBC program. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on 27 May 2020 under n° D.20-0503 and in Section 2 “Risk Factors” of the Company’s Amendment to the Universal Registration Document filed with the AMF on 22 December 2020 under n° D.20-0503-A01, which are available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2019 Annual Report on Form 20-F filed with the SEC on May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4